PRELIMINARY AGREEMENT FOR THE

TRANSFER OF A HOTEL

ESTABLISHMENT

By way of this private agreement:

between

ES Group S.r.l., with headquarters in Rome, Via F. Turati 171 registered in Rome’s Business Registry with Tax Code No. 09231441008, Economic Administrative Inventory No. 1149120 – represented by its legal representative and Director Mrs. Arianna Maria Roscioli (hereinafter also referred to as the “Transferor”)

and

PRIMESINT S.r.L., with Tax Code and VAT No. 07532231003, having its registered office in Rome, Viale Bruno Buozzi 83, represented by its Sole Director and legal representative Lawyer Antonio Conte (hereinafter also referred to as the “Transferee”)

PREAMBLES

- As specified in a private agreement registered on 29 December 2006, Inventory No. 205358, collection No. 57498, by notary Claudio Cerini from Rome, the Transferor is the owner of the whole hotel establishment located in the Municipality of Rome, Via F. Turati 171, currently named and operated under “RADISSON BLU ES. HOTEL”, relating to the 5 (five) star hotel bearing the same name, with bar catering service, conference centre and wellness centre, provided by 234 (two hundred and thirty-four) rooms including singles, doubles, junior suites and suites, outdoor pertinential area and employees’ parking area, the whole establishment in the legal and actual situation it currently is (hereinafter also referred to as the “Establishment”);

- The transferor leased the establishment on 28 May 2012 to Roma Gestioni S.r.L, as per a private agreement registered by Notary Raniero Verzi (Inventory No. 64.750 — Collection No. 12.292) annexed to this deed under Annex 1 (hereinafter also referred to as the “Tenancy Agreement” and “Tenant” respectively);

- ES Group, amongst others, was served a summons for the Bankruptcy of San Pio s.a.s. (formerly CR Invest S.r.L.) to the purpose of providing the declaration of ineffectiveness of the aforementioned deed of transfer of the Establishment (Annex No. 2), which request ES Group was opposing with a statement of defense (Annex No. 3). The judgment is pending before the Bankruptcy Division of the Court of Rome, Dr. Odello, General Registry No. 21844/2012, waiting for a decision on the inadmissibility of claim that caused Rome’s Court of appeal to revoke the bankruptcy judgment;

- A dispute is pending with the Italian Revenue Agency, with regard to the Notice of Tax Assessment No. TK3053206050/2011;

- The Transferee meets all the requirements as provided by law and possesses the specific knowledge for the profitable running of a hotel business, and has examined and assessed the Establishment, either directly or through the activity of professionals;

- Before entering into a final agreement the parties shall have an assessment carried out by an independent expert in order to confirm the establishment data as per this agreement.

With all the above in mind, it is hereby agreed as follows:

Article 1

(Preambles and Annexes)

The Preambles and the Annexes are an integral part of this agreement and are known by both parties.

Article 2

(Subject)

2.1.            The Transferor promises to sell and transfer to the Transferee, that promises to purchase, for itself or on behalf of a Person to be mentioned subsequently upon entering into the notarized deed of transfer, the Establishment in the legal and actual situation it currently is, as known, accepted and verified by the Transferee, also with regard to the assets and liabilities and the overall credit-debt situation, as documented in the annexes and the assessment as per Annex 5. The Establishment transferred is only comprised of (i) the tangible and intangible goods, including licenses and goodwill as well as (ii) the contractual agreements and the agreements with employees; all the above as better referred to and described in the preambles and annexes.

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The Transferee declares it is fully aware of the actual and legal situation of the establishment leased with this agreement and of all the aforementioned goods and equipment it is comprised of, and acknowledges they are fully adequate and fit for the use they are destined to, with no exceptions, having already verified that, directly or with the assistance of appointed professionals.

2.2.            The final transfer agreement shall be entered into before a notary chosen by the Transferee by 30 April 2013.

Article 3

(Responsibilities)

3.1.            As of the date the final agreement is entered into the Transferee shall be fully liable and responsible for anything related to and depending on the operation of the Establishment and in any case, shall take over, for its own reasons, and notwithstanding the rights of the Tenant, any agreement under way, including the Tenancy Agreement, thereby accepting liability for all the debits and credits already accrued and accruing at the date this agreement is undersigned. The Transferee undertakes to notify the transfer of the Establishment to the Tenant once such transfer has taken place.

3.2.            The Transferee is aware that the Establishment is currently leased to Roma Gestioni S.r.l. and that therefore the Transferor, on one hand, has made available the documents relating to the activities pertaining to its own actual residual activity and, on the other hand, it has informed the Transferee, that has made no objections, that in order for the Establishment to be fully valued reference shall be made to the situation presented by the Tenant, without no liability on the part of the Transferor.

Article 4

(Consideration and Payment Terms)

The total price for the sale and transfer of the Establishment is agreed to be 4,500,000.00 (four millions five hundred thousand) Euros, net of taxes and legal charges, to be paid upon the final agreement being entered into, as specified below:

a)	1,000,000.00 (one million) Euros, by assuming the debt of the Transferor to BPR;

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b)	Likewise, 500,000.00 (five hundred thousand) Euros, by assuming the debts to suppliers and professionals referred to in Annex 4; this amount shall be updated upon entering into the final agreement;

c)	1,000,000.00 (one million) Euros as follows: 200,000.00 via a bank draft when the final transfer agreement is entered into and the residual amount by issuing 4 bills of exchange for 200.000,00 Euros each, to be cashed on 15 February of years 2014, 2015, 2016 and 2017 respectively;

d)	the residual a mount, that is 2,000,000.00 (two millions) Euros, or a different amount based on the amount actually owed to suppliers and professionals when the final agreement is entered into, shall be paid by issuing and allocating ordinary shares of Southern States Sign Company, with headquarters in 3273 E. Warm Spring Road, Las Vegas, NV 89120, listed in the OTCBB segment of the Nasdaq market, for the same value at a price of 2.50 US Dollars per share. The shares received by Es Group as consideration may be transferred to third parties for one third of the total amount every six (6) months, starting from the twelfth month following the date of purchase (the “Lock-up Clause”), except when share blocks are transferred (out-of-market) and such Lock-up Clause remains unchanged and binding upon third party purchasers. The amount shall be allocated to goodwill, administrative authorization, furniture, furnishings, store furniture and fixtures and goods, as better specified upon entering into the final agreement.

The parties declare and mutually agree that the price has also been agreed and established on the basis of the Transferee assuming all the debts of the Establishment and, in any case, on the basis of the assets and liabilities and the overall credit/debit situation and the pending disputes, as better indicated in Annex 5, and on the basis of the fact that the Establishment has been recently leased to Romana Gestioni S.r.L.

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Article 5

(Assets and Liabilities)

5.1.            The Transferee shall take over any and all liabilities relating to the Establishment, including those arisen before the date this agreement is entered into.

5.2.            The credits the Establishment accrued to the date the final agreement is entered into, remain in favour of the Transferor.

Article 6

(Employment)

6.1.            – The Transferor declares that upon entering into the final agreement the said employees will have ceased their employment with the company, which will bear any and all of the relevant charges;

6.2.            The Transferee is also aware that the Establishment leased to Roma Gestioni S.r.L. has employed a number of employees and has hired a number of collaborators in compliance with laws and regulations in force and has raised no objections to that and therefore, with reference to employment relationships, the said Transferee expressly refers to the Tenancy Agreement and has no objections with regard to that, considering that the Transferor and, consequently, the Transferee itself, expressly refer in this deed and will refer in the final deed of transfer, to the obligations undertaken by the Tenant.

Article 7

(Agreements)

In compliance with and to the effects of Art. 2558 of the Italian Civil Code the Transferee takes over all the agreements entered into for running the business activities of the Establishment; with regard to that, as the Established has been leased, express reference is made to the provisions of the Tenancy Agreement. The Transferee shall notify the Tenant that the Establishment has been transferred to the Tenant by way of a registered letter with return of receipt within 15 days of the final agreement being entered into.

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Article 8

(Transfer Registrations)

As of the date the final agreement is entered into, the Transferee, shall register, to the extent allowed by and in compliance with the Tenancy Agreement, all the utilities contracts necessary for operating the Establishment in its name; furthermore, as of the said date, it will take upon itself all the current operational expenses of the Establishment including, but not limited to, the tax refuse collection and disposal and any concession, authorization and license fees, etc.

By undersigning this agreement, the Transferor expresses its consent, to the widest possible extent, to the Transferee taking over the licenses and administrative authorizations relating to the Establishment, its restaurant-bars and appurtenances and the garage, thereby undertaking to cooperate with the Transferee to this purpose.

With regard to the person in the name of which the licenses are registered, the Transferor will have the licenses officially transferred to the person or persons as indicated by the Transferee, and such person/persons fulfilling all the conditions as required by the Law, will have the licenses registered under their names on behalf of the Transferee.

This clause shall also be coordinated with and shall be fulfilled in compliance with the obligations deriving from the Tenancy Agreement.

Article 9

(Competent forum)

Any dispute arising in respect of the validity, interpretation and finalization of this agreement shall be subject to the exclusive jurisdiction of the Court of Rome.

Article 10

(Miscellaneous)

10.1.        Any modification and/or integration to this agreement shall not be valid and binding upon the parties unless is agreed in writing and duly undersigned by both parties.

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10.2.        Any clause of this Agreement, which is or may be void or unenforceable shall not affect the validity of any other clause of this Agreement, which will remain in force and effective; voided or invalid clauses shall be replaced by other clauses agreed by and between the parties in good faith, such new clauses having similar purposes and effects.

10.3.        Any communication made pursuant to this Agreement shall be made in writing and be sent by way of a registered letter with return of receipt or faxed, to the following addresses:

(a) With regard to the Transferor: Municipality of Rome, No. 21 Via Luigi Gianniti, to the Attention of Mrs. Arianna Roscioli: Phone No. 06.58611; fax No. 06.5814550; email address: arianna.roscioli@ripahotel.com;

(b)) With regard to the Transferee: to Dott. Antonio Conte, with legal address in Rome Via Bruno Buozzi 83, email antonio.conte@crpholding.it fax 063294366, phone 06.8075706; with copy to Dott. Giuseppe Cagiati, with legal address in Rome Via Bruno Buozzi 83, email Giuseppe.cagiati@crpholding.it. fax 063294366, phone 06.8075706;

10.4.        The acceptance from any one of the parties of behaviors of the other party in violation of the provisions contained in this agreement does not constitute a waiver to the rights deriving from the violated provisions nor to the right to demand all the terms and conditions hereby provided to be fulfilled.

10.5.        Any expense related to this agreement and its execution are to be exclusively borne by the Transferee.

Annexes:

1.	Tenancy Agreement of 28 May 2012;

2.	Summons for the Bankruptcy of San Pio s.a.s.

3.	Statement of Defense of Es Group S.r.l.

4.	List of creditors, suppliers and professionals;

Rome, 08.02.2013

The Transferor	The Transferee
Es Group S.r.l.	Primesint S.r.l.
Anna Maria Roscioli	Antonio Conte

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